XP Investments US, LLC

(S.E.C. No. 8-68817)
(NFA ID 0444577)

Statement of Financial Condition

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68817

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **XP Investments US, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 West 46th Street, 30th Floor
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	**561-784-8922**	**steven.singer@xpi.us**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopersLLP
(Name – if individual, state last, first, and middle name)

600 Silks Run, Suite 2210	**Hallandale Beach**	**FL**	**33009**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Adelia Gomez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XP Investments US, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of FL County of MIAMI DADE _____

Subscribed and sworn to (or affirmed) before me on this

26 day of FEBRUARY _____, 20 24 by

ADELIA GOMEZ _____ proved to me on the basis

Notary Public of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature _Marlle Cantrelly_____

Signature:

Title: Chief Operations Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

XP Investments US, LLC
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of XP Investments, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of XP Investment US, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2024

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 545 NW 26th Street, Suite 800, Miami, FL 33127
T: (786) 905 1155, www.pwc.com/us

XP Investments US, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$ 3,264,813
Due from broker dealers	61,890,782
Accounts receivable, net of allowance of $559,054	8,329,791
Securities owned, at fair value	84,391,939
Prepaids and other assets	4,752,282
Operating lease right of use asset, net	13,480,178
Property and equipment, net, of accumulated depreciation of $2,722,322	1,345,237
Due from affiliates	598,385
Deferred tax assets, net	7,687,180
Rent security deposit	510,028
Total assets	186,250,615

Liabilities and Member's Equity

Accrued expenses and other liabilities	19,509,099
Lease liabilities	15,201,806
Securities sold not yet purchased, at fair value	63,813,622
Due to affiliate	175,329
Income tax payable to Parent	3,560,234
Total liabilities	102,260,090

Commitments and Contingencies (Note 6)

Member's Equity	83,990,525
Total liabilities and member's equity	$ 186,250,615

1. **Organization and Summary of Significant Accounting Policies**

    XP Investments US, LLC ("the Company"), is a securities broker-dealer which principally serves institutional investors. The Company was formed on December 29, 2010 in the State of Delaware. The Company is a wholly owned subsidiary of XP Holdings International, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") as of October 27, 2011. On December 22, 2012, the Company became a member of the National Futures Association (the "NFA"). Also, the Company is a SIPC (The Securities Investor Protection Corporation) Member, that provides limited coverage to investors on their brokerage accounts if the brokerage firm becomes insolvent. SIPC also, in many cases, protects customers from unauthorized trading in, or theft from, their securities accounts.

    On January 30, 2023, the Company finalized the registration process to become a swap dealer with the NFA and Commodity Futures Trading Commission (the "CFTC"). This license has expanded the company's existing opportunities in the derivatives markets with US clients. This registration enables the Company to compete with major global financial groups and deliver new products and services. As a registered broker-dealer and swap dealer, the Company is subjected to a minimum net capital requirement of $20 million per CFR 23.101.(a)(1)(ii)(A) for NFA and CFTC purposes.

    The Company generates revenue principally by providing securities trading and brokerage services to institutional investors in the United States and Latin American countries. Revenue for these services could vary based on the performance of financial markets around the world.

    Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

    Use of Estimates
    The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Securities Transactions
    Securities transactions are reported on a trade date basis, and securities owned, at fair value are valued at quoted market or dealer quotes. Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis.

    Securities sold, not yet purchased represent obligations to purchase securities at a future date at the then-current fair value. Because securities sold, not yet purchased at fair value represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

    The Company uses Pershing, LLC, Interactive Brokers, LLC, Marex Group Capital, APEX Clearing Corp. and RJ O'Brien & Associates LLC to process its customers' securities transactions and to provide custodial and other services. The Company pays fees on a per transaction basis for securities transactions and interest on balances due to these firms.

The Company uses HSBC Securities Inc. for the execution and clearing of derivatives transactions and shall maintain with HSBC at all the times cash, US government securities and other collateral that HSBC deems acceptable to satisfy all initial or original margin requirements. The Company also uses the prime broker NatWest Markets PLC in relation to FX transactions. The Company pays service fees for interest rate swaps transactions and FX transactions.

Due from broker-dealer and clearing organizations
Receivable from broker dealers include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing firm and settled daily between the clearing firm and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. As of December 31, 2023, due from broker dealer was $61,890,782, including $2,000,000 in restricted cash and a $750,000 deposit held by Natwest reflected in prepaids and other assets. Historically, the clearing firms have demonstrated the ability to continuously, without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firms.

Receivables from customers
Receivable from customers include fees earned on Foreign Exchange Transactions ("FOREX") and other short-term receivables. The Company considers forward-looking information and expectation of losses in developing and documenting the allowance at inception and each reporting period instead of basing the allowance only on incurred losses. Also, the Company determines if an allowance should be recognized even for current receivables that are not yet past due. As of December 31, 2023, accounts receivable were $6,970,528 and the Company recognized $559,054 in allowance for doubtful accounts. Given that the Company primarily serves institutional investors, the credit risk associated with receivables due from these customers is low. As of December 31, 2023, the total receivables from employees were $1,918,316 and are due and payable to the Company by August 2024. This amount is included in prepaids and other assets on the statement of financial condition.

Recent Accounting Pronouncements
Changes are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). ASU 2019-12 "Income taxes" was issued and adopted by the Company, however there was no material impact on the financial statement. There were no other new relevant ASUs issued during the current fiscal year.

Cash and cash equivalents and restricted cash
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits. The Company refers to money that is held for a specific purpose and therefore not available to the Company for immediate or general business use as restricted cash.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Expenditures that materially increase the useful lives of property and equipment are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the useful life of those leasehold improvements and the remaining lease term, ranging from three to ten years.

Operating lease right of use
The Company records an asset and liability at the present value of the lease payments as reflected on the statement of financial condition. Right-of-use assets are subject to the same considerations as other nonfinancial assets, such as property, plant, and equipment.

Restricted stock units
The Parent established the Restricted Stock Plan ("RSU Plan") approved by the Board of Director's on December 6, 2019 and the first grant of units under the RSU Plan was on December 10, 2019. Under the RSU plan, units are awarded at no cost to the recipient upon their grant date. RSUs are usually granted on an annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.

If an eligible participant ceases to be employed by the Company within the vesting period, their rights will be forfeited, except in limited circumstances that are approved by the Company's Board of Directors.

Under the Performance Share Unit, stocks are granted to eligible participants and their vesting period and conditions are determined at each new grant, also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to estimate fair value which include the following:

- Estimation of fair value based on equity transactions with third parties close to the grant date;
- Estimating the turnover rate using historical data and expected trends.

Income taxes
The Company is a wholly owned subsidiary of the Parent and is considered a disregarded entity for income tax purposes. Accordingly, the Company's results are included in the consolidated federal and state income tax returns of the Parent. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns. Therefore, any overpayment of taxes is subject to reimbursement by the Parent.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no uncertain tax positions that are not more likely than not to be sustained as of December 31, 2023. See Note 8, Income Taxes.

Fair Value
Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk.

XP Investments US, LLC
Notes to Financial Statement
December 31, 2023

The following represents financial instruments in which the ending balances at December 31, 2023 were not carried at fair value in accordance with U.S. GAAP on the statement of financial condition.

Cash and cash equivalents are classified as Level 1 under the fair value hierarchy. Receivables and other assets: Deposits with and receivables from broker-dealers, clearing organizations, receivables from clients, net, and certain other assets are recorded at amounts that approximate fair value due to their short-term nature and are classified as Level 2 under the fair value hierarchy. Payables: Payables to clients and payables to brokers-dealers, clearing organizations, and counterparties are recorded at amounts that approximate fair value due to their short-term nature. They are classified as Level 2 under the fair value hierarchy.

2. Cash and Cash Equivalents and Restricted cash

The Company has $2,000,000 on deposit with a clearing organization as part of its clearing agreement. This amount is included in due from broker dealers on the statement of financial condition. The Company has $750,000 on deposit with a financial institution as part of a guarantee agreement, which is included in prepaids and other assets on the statement of financial condition. The Company also has $34,253 at a financial institution in a special reserve account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3 as it relates to commission rebate from brokers, which is reflected in cash and cash equivalents on the statement of financial condition.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition.

During the ordinary course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company had balances in excess of insured limits of $2,764,813 as of December 31, 2023.

3. Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 2,088,803
Furniture and fixtures	827,407
Leasehold improvements	1,151,349
	4,067,559
Less: accumulated depreciation and amortization	(2,722,322)
Net property and equipment	$ 1,345,237

Cash and cash equivalents	$ 3,264,813
Restricted cash	2,750,000
Total cash and restricted cash at the end of year	$ 6,014,813

4. **Operating lease right of use assets**

The Company is obligated under 3 non-cancelable leases for office space and 1 sublease, expiring in October 2026, February 2029 and December 2029. The Company records an asset and liability at the present value of the lease payments, as reflected on the statement of financial condition. Lease expense is recorded on a straight-line basis plus the implicit interest expense. The discount rate, based on the incremental borrowing rate of the Company, was 6.49%.

	Right-of-use assets	Lease liabilities	Total lease expense
As of December 31, 2022	$ 12,651,488	$ (14,411,755)	$ -
Additions (i)	2,861,474	(2,892,504)	
Lease expense	(2,032,784)	(1,005,888)	(3,038,672)
Payment of lease liabilities	-	3,108,341	-
As of December 31, 2023	$ 13,480,178	$ (15,201,806)	$ (3,038,672)

(i) In January 2023, the Company renewed its Miami office lease that was originally set to expire in December 2023. The renewal expires in February 2029. The Company also executed 2 equipment lease agreements for 5 years each, with commencement dates in August 2023 and November 2023, respectively.

5. **Commitment and Contingencies**

Commitments

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extentcustomers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Legal Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

6. **Fair Value Measurements**

FASB ASC 820-10 *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3.

Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement are reasonable and are appropriately classified in the fair value hierarchy. There were no instances in which unobservable inputs were used as of December 31, 2023.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned - Corporate Bonds	$ -	$ 67,251,945	$ -	$ 67,251,945
Securities owned - US Treasuries		14,501,545	-	14,501,545
Securities owned - Sovereign Debt	-	2,459,612	-	2,459,612
Securities owned - Other		178,837		178,837
Liabilities				
Securities sold not yet purchased - Corporate Bonds	-	59,909,423	-	59,909,423
Securities sold not yet purchased - US Treasuries		1,724,750	-	1,724,750
Securities sold not yet purchased - Sovereign Debt	-	1,849,568	-	1,849,568
Cleared swaps	-	329,881	-	329,881

7. Income Taxes

The Company recorded an income tax expense of $4,980,133 for the year ended December 31, 2023 which would be the Company's tax expense if the Company filed income taxes under the separate return method. During 2023, the Company made payments totaling $5,194,713 to the Parent, and has a deferred tax asset of $7,687,180, reflected on the statement of financial condition.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more-likely-than-not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed annually by the company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the company's experience with loss carryforwards not expiring unused and tax planning alternatives. The Company believes there is sufficient positive evidence, along with the current cumulative income position and the forecasts of future profitability that support the decision that a valuation allowance is not required. The Company believes it is more-likely-than-not that it will realize its deferred tax assets.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statement when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2023, the Company had an income tax payable, inclusive of its reserve for uncertain tax positions, to its Parent of $3,166,900, included in "Income taxes payable to Parent" in the statement of financial condition.

As of December 31, 2023, the Company's federal, state, and local income tax returns for years ended 2020 and 2022 thereafter are open to examination by the relevant authorities. There are no ongoing audits. In the next twelve months, the Company does not expect there will be material changes to its unrecognized tax benefits.

The temporary differences that created deferred tax assets and liabilities are as follows as of December 31, 2023:

Deferred Tax Assets

Lease liabilities	$ 3,619,760
Bonus compensation	3,142,736
RSUs	1,960,316
Foreign tax credit carryforwards	1,733,663
Other deferred tax assets	521,141
	10,977,616

Deferred Tax Liabilities

Operating lease right-of-use asset	(3,209,817)
Other deferred tax liabilities	(80,619)
Deferred tax liabilities	(3,290,436)
Deferred Income Tax Assets, net	**$ 7,687,180**

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 and as a registered swap dealer, the Company is subjected to a minimum net capital requirement per CFR 23.101.(a)(1)(ii)(A).

At December 31, 2023, the Company had net capital of $56,028,043 which was $54,363,623 in excess of its SEC minimum requirement of $1,664,420. For CFTC purposes, the Company had excess net capital of $36,028,043, based on its minimum required capital of $20,000,000. The Company's net capital ratio was 0.45 to 1.

9. Related Party Transactions

As of December 31, 2023, the Company recorded a receivable due from XP Investimentos CCTVM S/A ("XPI"), an affiliate of the Company of $179,480.

The Company has an expense sharing agreement with XPI which requires the allocation among the parties of certain back office support and general operational routines, compliance services and employee expenses. The expense allocation is fixed based on the number of full-time employees assigned to this area.

The Company also has a service agreement with XP UK that provides services for the Futures desk in US. The expense allocation is fixed based on the number of full-time employees assigned to this area.

The Company also has a sub-brokerage agreement with XPI, for the receipt of execution and clearing services, through the clearing Broker APEX, of transactions for clients introduced by XPI. As of December 31, 2023, the Company recorded a payable due to XPI of $386,745 for this arrangement.

The Company also has a service agreement with XPI and Banco XP S.A ("XP Bank") which receives the benefits of services provided by the Company and requires the allocation among the parties of

employees expenses. The Company recorded a receivable due from XPI and XP Bank of $428,231 and $209,866, respectively as of December 31, 2023.

The Company also has an expense sharing agreement with XP Advisory US, Inc ("XP Advisory"), which receives the benefit of services provided by the Company and requires the allocation among the parties of certain back office support and general operational routines, compliance services and employee expenses. The Company recorded a receivable due from XP Advisory of $218,528 as of December 31, 2023.

The Company also has an reimbursement agreement with XP INC. XP INC had created a long term incentive plan, which certain executives, directors, employees and other service providers hired by the Company ("Beneficiaries") would be granted a certain number of restricted stock units representing the right to receive shares to be issued by XP INC upon the satisfaction of certain conditions and vesting requirements, pursuant to the respective contracts ("RSU"). The Company,as subsidiary of XP INC, benefits from the RSU Plan offered to its local Beneficiaries and is required to reflect the corresponding expenses in its local books, regardless of the fact that the equity-settlement is made by XP INC. The RSUs awarded and the respective shares under the Plan are issued by XP INC, that bears the financial and economic costs of the Plan in behalf of the Company. The Company agrees to reimburse XP INC for all the expenses and costs regarding the RSUs awarded and the respective shares delivered by XP INC to the beneficiaries of the Company.

Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2023, $9,408,107 of the due from broker dealers total amount reflected in the accompanying statement of financial condition, is held by and due from this clearing broker.

The Company has agreements with four other U.S. based broker dealers for the clearing of futures and certain other trades, two prime brokerage agreement, and an agreement with a Brazilian-based financial institution for the clearing and custody of foreign securities and currencies. At December 31, 2023, $20,768,040 of the due from broker dealers and $2,750,000 in restricted cash reflected in the accompanying statement of financial condition, is held by and due from these clearing brokers.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and,

pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

10. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2024, the date that this financial statement was available to be issued. There were no subsequent events requiring disclosure.